April 9, 2009

Via EDGAR Only

U.S. Securities and Exchange Commission
100 F. Street NE
Washington, D.C.  20549

Attention:  Ryan Milne

Re:	Imagin Molecular Corporation
Form 10-KSB/A for
Fiscal year ended December 31, 2007
Filed November 10, 2008
Response Letter Dated February 2, 2009
File No.: 000-23873

Dear Mr. Milne:

Please be advised that the undersigned is the duly elected Chief Financial Officer of Imagin Molecular Corporation, the above-referenced issuer (the “Issuer”).  The purpose of this letter is to illustrate the proposed response to Comment 3 of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings provided in your letter dated February 2, 2009 (the “Comment Letter”).  Our response follow the text of each Staff comment and are reproduced consecutively for your convenience.

Note 6. Imagin Diagnostic Centres Inc. Convertible Notes Receivable and Restatement page 34.

We note your response to comment 5 of our letter dated December 1, 2008. In light of the history of negative operating cash flows and operating losses, you should determine whether your investment in the common stock and preferred stock of Positron is recoverable, pursuant to paragraphs 6(b) and 19(h) of APB 18.  Tell us the fair value of your investment in Positron and how you determined it to support your conclusion that the investment has not experienced an other-than-temporary impairment.

1.
Our investment in Positron consists of 4,000,000 Positron common shares and 722,358 shares of Positron Series B Preferred Stock (each convertible into 100 shares of common). In reviewing the carrying value of our investment for impairment (other than temporary), we considered several factors as discussed in paragraph 19(h) of  APB 18.

a.
Fair market value of Positron common shares – On December 31, 2007 and September 30, 2008, Positrons common shares had a fair market value of $0.068 and $0.077 per share, respectively. Thus the aggregate fair market value of the common shares owned directly and those underlying the Series B Preferred Shares exceeded the carrying value of our investment at the end of each of those reporting periods.

b.
Fair market value of Positron Series B Preferred Shares – Since January 1, 2008, Positron Corporation has issued 942,000 shares of its Series B Preferred Shares and raised approximately $1,700,000 from the issuances. In March 2008 Positron issued 162,500 Series B Preferred shares with warrants for $650,000 or $4.00 per share. The fair market value of each share of Series B Preferred, net of the value of the warrants, was $1.75.  Applying the per share fair market value to Imagin’s holdings of Positron Series B Preferred shares together with its shares of Positron common stock does support the carrying value of our investment in Positron securities reported at December 31, 2007.

Additionally, to support the carrying value of our investment as reported in our financial statements included on Form 10-Q as of September 30, 2008, in October 2008 Positron issued 126,250 Series B Preferred shares with warrants for $465,000 or $3.68 per share. The fair market value of each share of Series B Preferred, net of the value of the warrants, was $2.67. When applied to Imagin’s holdings of Positron Series B Preferred shares together with its shares of Positron common the value exceeds the carrying amount of our investment in Positron securities reported at September 30, 2008.

Positron also issued Series B Preferred Shares in January and March of 2009. It is our intention to apply the fair market values of these later issuances to our holdings at December 31, 2008 to consider whether other than temporary impairment has occurred.

We have attached as Exhibit 1, a summary of the Positron’s Series B Preferred Stock issued between January 2008 and March 2009.

c.
Positron’s continued progress toward commercialization of new PET camera and introduction of PosiRx™ – Positron, through its joint venture Neusoft Positron Medical Systems, Shenyang China continues to make progress toward commercializing the new Atrius™ PET camera. Additionally, in January 2009, Positron announced that they will market its complete turnkey offering of radiopharmaceuticals, camera service and imaging for a total solution to customers under the name PosiRx™.  Positron’s PosiRx™ will offer financing and partnership flexibility by providing imaging providers the choice of radiopharmaceuticals, radiopharmaceutical dispensing systems, molecular imaging devices, and equipment service directly from Positron.

After evaluating the above factors we have concluded that despite Positron’s history of negative operating cash flows and operating losses, our investment has not experienced an other-than-temporary impairment at December 31, 2007 and September 30, 2008. This being the case we will continue to account for our investment under the equity method and we will periodically evaluate our investment for other-than temporary impairment.

Should you have any questions or require any further information please do not hesitate to contact the undersigned.

IMAGIN MOLECULAR CORPORATION

By:	/s/ Corey Conn
Corey Conn
Chief Financial Officer

EXHIBIT 1

Positron Corporation

Series B Preferred Shares Issued

Fair Market Value Summary

January 2008 - March 2009

					Per Share FMV
					Series B Shares
Dates Of Issuance	Amount	Series B	Warrants	FMV of	Net of Warrant
	Raised	Shares Issued	Issued	Warrants	FMV
March 2008	$650,000	162,500	81,250	$365,517	$1.75

October 2008	$465,000	126,250	63,125	$127,442	$2.67

January 2009	$415,000	553,332	-	$-	$0.75

March 2009	$200,000	100,000	400,000	$159,097	$0.41